February 18, 2026
Board of Directors of M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

Dear Directors:
We are providing this letter to you for inclusion as an exhibit to M&T Bank Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 18, 2026. Note 1 to the consolidated financial statements describes a change in accounting principle to include Interest-bearing deposits at banks as Cash and Cash Equivalents within the Statement of Cash Flows. Prior to this change, increases or decreases in Interest-bearing deposits at banks were reflected as investing activities within the Statement of Cash Flows. It should be understood that the preferability of one acceptable method of accounting over another for the classification of Interest-bearing deposits at banks has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,
PricewaterhouseCoopers LLP
Buffalo, New York

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210-1484
T: (716) 856 4650, www.pwc.com/us